UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Reports Passenger Traffic Increase of 4.9% for the Month of January

GUADALAJARA, Mexico, Feb. 06, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of January 2019, compared to traffic figures for January 2018.

During January 2019, total terminal passengers increased by 4.9% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 4.3%, while international passenger traffic increased by 5.6%.

Domestic Terminal Passengers (in thousands):

Airport	Jan-18	Jan-19	Change
Guadalajara	789.9	803.2	1.7%
Tijuana*	447.9	455.3	1.6%
Puerto Vallarta	111.4	122.4	9.9%
Los Cabos	125.7	134.5	7.0%
Montego Bay	0.6	0.6	1.4%
Guanajuato	118.2	163.4	38.2%
Hermosillo	132.7	126.2	-4.9%
Mexicali	88.2	92.3	4.7%
Morelia	33.4	38.6	15.7%
La Paz	68.1	72.2	5.9%
Aguascalientes	52.9	46.8	-11.5%
Los Mochis	28.9	28.3	-2.1%
Manzanillo	8.1	8.9	9.6%
Total	2,006.1	2,092.7	4.3%

International Terminal Passengers (in thousands):

Airport	Jan-18	Jan-19	Change
Guadalajara	375.9	382.1	1.6%
Tijuana*	204.0	259.3	27.1%
Puerto Vallarta	398.6	409.1	2.6%
Los Cabos	317.2	325.6	2.7%
Montego Bay	410.3	439.2	7.0%
Guanajuato	71.6	66.1	-7.7%
Hermosillo	6.8	6.6	-2.8%
Mexicali	0.5	0.5	-14.1%
Morelia	35.1	37.5	6.9%
La Paz	0.9	1.0	16.8%
Aguascalientes	17.2	17.6	2.9%
Los Mochis	0.6	0.7	11.3%
Manzanillo	14.2	11.3	-20.0%
Total	1,852.8	1,956.7	5.6%

Total Terminal Passengers (in thousands):

Airport	Jan-18	Jan-19	Change
Guadalajara	1,165.8	1,185.3	1.7%
Tijuana*	651.9	714.6	9.6%
Puerto Vallarta	510.0	531.5	4.2%
Los Cabos	442.9	460.2	3.9%
Montego Bay	410.9	439.8	7.0%
Guanajuato	189.8	229.4	20.9%
Hermosillo	139.6	132.8	-4.8%
Mexicali	88.7	92.7	4.5%
Morelia	68.5	76.2	11.2%
La Paz	69.0	73.2	6.0%
Aguascalientes	70.1	64.5	-8.0%
Los Mochis	29.5	28.9	-1.8%
Manzanillo	22.3	20.2	-9.2%
Total	3,859.0	4,049.4	4.9%

     *Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

	Jan-18	Jan-19	Change
CBX Users	196.9	255.5	29.7%

Highlights for the Period:

  Growth: Traffic performance during the month is in line with the guidance released at the beginning of the year.

  Seats and Load Factors:  In January 2019, GAP registered a 2.2% increase in the number of seats available compared to January 2018; while load factors for the month increased by 2.1%, from 79.1% in January 2018 to 81.2% in January 2019.

  New Routes:
    Guadalajara to Charlotte: American Airlines
    Puerto Vallarta to Hamilton: Swoop
    Puerto Vallarta to Abbotsford: Swoop
    Montego Bay to Buffalo: Vacation Express

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR & Financial Planning asoto@aeropuertosgap.com.mx
Maria Barona, i-advize Corporate Communications mbarona@i-advize.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ SAÚL VILLARREAL GARCÍA
Name:	Saúl Villarreal García
Title:	Chief Financial Officer

Date February 6, 2019